Exhibit 2

104 Field Point Road Second Floor Greenwich, CT 06830 P: 475.208.3178 F: 475.223.0865

April 11, 2025

Board of Directors

Theratechnologies Inc.

2015 Peel Street, 11th Floor

Montréal, Québec, Canada

H3A 1T8

Attn: Frank Holler, Chairman of the Board

Dear Frank:

We noted this morning’s announcement by Future Pak of their intention to put forward an acquisition offer to Theratechnologies shareholders at a price of at least $3.51 per share, which represents a premium of at least 163% to the closing price on April 10, 2025.

As we have stated in our prior letters from December 2022, November 2023 and October 2024, we believe that an acquisition of Theratechnologies is in the best interest of Theratechnologies shareholders, as significantly more value can be realized from the Company’s assets as part of a larger commercial entity than could be realized by Theratechnologies as a standalone company.

We were troubled to see that Future Pak had to resort to a public declaration of their interest, as it signals to us that the management team was not constructively engaging with Future Pak in private. This follows what we perceive to be a disturbing pattern of potential interested parties reaching out to Theratechnologies management in hopes of entering into acquisition talks, only to be rebuffed by Theratechnologies management without any substantive engagement.

We view this continued behavior as unacceptable, and would note that it is the fiduciary duty of management and the Board of Directors to diligently consider any such acquisition offer for the company. And not engaging with such an offer would signal to us that the management team is entrenched and not operating with their fiduciary duties to Theratechnologies shareholders in mind, but rather with a focus on their own personal interests.

We urge the company to engage with Future Pak to pursue this acquisition offer, and present it to Theratechnologies shareholders for approval. Given the significant premium and all-cash nature of the offer, we believe that significantly more value would accrue to shareholders in this scenario than as a standalone company or in an alternative combination which prioritizes management job preservation over shareholder value.

Sincerely,

/s/ Guy Levy

Chief Investment Officer

Soleus Capital Management, L.P.